

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2010

Michelle M. Lantow
Chief Financial Officer
McCormick & Schmick's Seafood Restaurants, Inc.
1414 NW Northrup, Suite 700
Portland, OR 97209

> **Re: McCormick & Schmick's Seafood Restaurants, Inc.**
> **Form 10-K for Fiscal Year Ended December 26, 2009**
> **Filed March 8, 2010**
> **File No. 000-50845**

Dear Ms. Lantow:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 26, 2009

Management's Discussion and Analysis
Results of Operations, page 28

1. In certain instances you attribute variances in elements of your results to changes in the number of restaurants (for example, refer to pages 30, 31, 33 and 35). In this regard, we believe that presenting a table that shows the changes in the number of restaurants in each period reported would aid investors in further understanding your results. Please revise accordingly, or advise.

Revenues, page 30

2. Please tell us and disclose on a comparative basis the amount of gift card breakage income recognized and the reason for the increase in the amount recognized in 2009.

Liquidity and Capital Resources, page 38

3. Please disclose, in terms of cash, the significant reasons and related underlying drivers sufficient to explain the level of and comparative changes in cash provided by operating activities. Please note that references to net income, working capital, both of which are prepared on the accrual basis of accounting, and non-cash items do not provide a sufficient basis for a reader to analyze changes in cash flows of operating activities in terms of cash. Refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.   Please revise your analysis accordingly, and include the intended revised disclosure in your response.

4. We note that cash used in investing activities, in particular that for purchases of property and equipment, decreased significantly in 2009 relative to amounts reported for 2007 and 2008 without analysis of this. Please discuss why such decreased significantly, and whether the "maximum growth capital expenditures" covenant associated with the revolving credit facility disclosed in note 6 of the notes to the financial statements impacted the amount of the expenditures for 2009. Also, discuss your expectations of the consequences on your operations of such a lower level for these expenditures and continuation of such expenditures at lower levels. Include the intended disclosure in your response.

5. In connection with the above comment, please disclose in your Form 10-Ks the amount of capital expenditures planned or expected in the ensuing year pursuant to Item 303(A)(2)(i) of Regulation S-K. Refer to section III.B of Release 33-6835, which is available on our web site at http://www.sec.gov/rules/interp/33-6835.htm for further guidance. Please disclose this amount for 2010 in the next Form 10-Q filed for fiscal 2010.

6. We note from the balance sheet presented that you have a significant working capital deficit in each year reported. However, we did not identify any discussion of the reason for the deficit, the impact of such on your cash flows, liquidity, and operations, and how you manage such deficit. Please expand your disclosure to include such a discussion, and include the intended disclosure in your response.

Note 1 – Business and Organization, page 50

7. From your disclosure herein and in other sections of the annual report, we note that a management agreement exists with the operation of a restaurant.   Please disclose the nature and terms of this arrangement including how you account for the management agreement with its impact on your consolidated financial statements.

Notes to Consolidated Financial Statements
Note 12. Commitments and Contingencies, page 63

8. In regard to the disputed insurance coverage available for claims arising in the 2004 coverage year, please disclose the amount of claims currently in dispute and any related liability recorded so that investors may have an understanding of the magnitude and potential impact.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Doug Jones at 202-551-3309 or Joe Foti at 202-551-3816 if you have questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief